MINUTES OF DIRECTORS MEETING
                                       OF
                         AMERICAN ALLIANCE CORPORATION

     A meeting of the Board of Directors of American Alliance Corporation was held on the 5th day of May, 1999, at 10:00 a.m. local time, at the offices located at Suite 216, 1628 West 1st Avenue, Vancouver, B.C., V6J 1G1.

     Present and participating at the meeting, either in person or telephonically and constituting a quorum, were Mr. Harmel S. Rayat, Mr. Kesar S. Dhaliwal, and Ms. Jasbinder Chohan, being all of the Directors of the Company. Mr. Harmel S. Rayat, the Chairman, chaired the meeting, and Ms. Chohan, the secretary, read the minutes of the last regular meeting and they were approved.

     The first item of discussion brought before the Board of Directors was a discussion regarding obtaining a new CUSIP number for the Company's Common Stock in anticipation for a name change to "WhatsOnline.Com, Inc." on May 14, 1999. After a thorough discussion, it was agred that the Company obtain a new CUSIP as soon as possible. Upon motion duly made, seconded and unanimously carried with all in favor, it was:

     RESOLVED, that the Company obtain a new CUSIP number for its Common Shares as soon as possible.

     There being no further business and upon motion duly made and seconded, the meeting was adjourned.


/s/ Harmel S. Rayat
-------------------
Mr. Harmel S. Rayat, President, Director
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